Exhibit 3(ii).1

WHEREAS, the Company's Amended and Restated Bylaws (the "Bylaws") have been consistently interpreted to provide that (i) directors are elected by a plurality vote of the stockholders and (ii) unless otherwise expressly required by applicable law or the Certificate of Incorporation, all other matters to be voted on and decided by stockholders are decided by a vote of the majority of the votes cast;

NOW, THEREFORE, BE IT RESOLVED, that such interpretation is hereby confirmed, and, to the extent that any provision of the Bylaws could be read to require a different voting arrangement, such provision shall be interpreted and amended to be consistent with such interpretation.